Exhibit 1.01
General Electric Company
2023 Conflict Minerals Report
Introduction

General Electric Company (“GE” or the “Company”) has prepared this Conflict Minerals Report (“Report”) for the year ended December 31, 2023, as provided for in Rule 13p-1 of the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”). Following the separation of its portfolio of energy businesses through the spin-off of GE Vernova on April 2, 2024, General Electric Company now operates as GE Aerospace. For purposes of this report, references to “GE”, “we”, “our” or the “Company” for the year ended December 31, 2023 include the businesses of GE Aerospace and GE Vernova.

GE manufactures a wide range of products that contain tin, tantalum, tungsten or gold (“3TG”) but GE does not purchase ore or unrefined 3TG from mines and generally is many steps removed in the supply chain from the mining of these minerals. We purchase materials from a wide network of suppliers and rely on them to assist with our reasonable country of origin inquiry regarding 3TG. After performing our reasonable country of origin inquiry and due diligence for 2023, we have reason to believe that a portion of the 3TG used in our products may have originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”) and may not be solely from recycled or scrap sources. We are therefore submitting this Report, which describes the due diligence we have performed pursuant to the Conflict Minerals Rule and our related processes and procedures.

This Report describes:

•the due diligence we performed for 2023, including the steps we took to mitigate the risk that 3TG in our products benefit armed groups;
•the products that we have reason to believe might contain 3TG originating from the Covered Countries; and
•information about the processing facilities and countries of origin of 3TG used in those products.
Reasonable Country of Origin Inquiry and Due Diligence Process
Design of GE’s due diligence measures

GE adopted Conflict Minerals Guidelines (the “Guidelines”) outlining the design of our 3TG due diligence process, based on our broader ethical supply chain program. The Guidelines describe procedures that each GE business was expected to use to perform due diligence on the origin and sourcing of 3TG contained in products we manufacture and are periodically reviewed and updated with enhancements to the due diligence program. The Guidelines conform in material respects to the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas including, the Supplement on Tin, Tantalum, and Tungsten and the Supplement on Gold (Third Edition) (the “OECD Guidance”).
The measures described in the Report were performed by GE and its businesses, which included GE Aerospace and GE Vernova during 2023. This description is presented pursuant to the organizational structure of the Five-Step Framework for Risk-Based Due Diligence in the Mineral Supply Chain contained in the OECD Guidance.
Step 1: Establish strong company management systems
A.Adopt and commit to a supply chain policy for minerals originating from conflict-affected and high-risk areas
The Guidelines contain the operative provisions of our Responsible Mineral Sourcing Principles, which can be found on our website, as well as the process for confirming that risks are adequately managed. Created and disseminated by the Company’s 3TG Working Group (described below), the guidelines provide details for the execution of GE’s 3TG due diligence process, including guidance for situational decision making and escalation processes regarding supplier behavior. Additional policies that relate to the due diligence measures contained in the OECD Guidance are incorporated into our corporate code of conduct, The Spirit & The Letter, which can be found on our website (for each of these materials, see “Where You Can Find Additional Information” below).

We do not seek to embargo the responsible sourcing of 3TG or other minerals from the Covered Countries or other conflict-affected and high-risk areas, as doing so may have a detrimental impact to the legitimate economies and populations of those countries.
B.Structure internal management systems to support supply chain due diligence
3TG Working Group. For 2023, the Company established a 3TG Working Group, which included representatives across GE’s businesses and functions such as engineering, supply chain management and legal. The 3TG Working Group met regularly throughout the year to discuss design and modification of the 3TG due diligence process (including potential enhancements to the due diligence program), share best practices among the businesses, and monitor progress of the suppliers’ annual Conflict Minerals Reporting Template (“CMRT”) outreach campaign and the 3TG due diligence process. The 3TG Working Group was also responsible for reviewing and implementing the Guidelines annually.

GE Corporate. During 2023, GE’s Global Law & Policy organization had oversight responsibility for GE’s Responsible Mineral Sourcing Principles, including the establishment of processes and procedures to carry out this statement.

GE businesses. Each GE business:

•established a process to support 3TG due diligence of its supply chain;
•documented that process in a written business program; and
•assigned responsibility for the execution of the business program to specific personnel.

Internal reporting. For 2023, GE used the following 3TG due diligence reporting mechanisms:

•Reporting within GE businesses to leadership: Each GE business conducted one or more reviews of its 3TG due diligence program with senior management within its organization, covering supply chain risks and efforts to achieve supply chain transparency; and
•Communicating across GE businesses: The Company’s 3TG Working Group held regularly scheduled meetings throughout the year, with representation from functions such as engineering, supply chain management and legal.

C.Establish a system of controls and transparency over the 3TG supply chain
Identifying suppliers. Each GE business identified:

•Relevant Suppliers: suppliers that provide inputs to GE products that are known or are likely to contain 3TG through a process that is based on an examination of internal records such as bills of material or other product specifications, a qualitative review of sourcing records, or information provided by the supplier; and
•Significant Suppliers: those suppliers within the universe of Relevant Suppliers that are most significant to GE’s 3TG due diligence program, using criteria developed by each business, such as the amount of sourcing spend with the supplier.

Identifying smelters and refiners in the supply chain. Each GE business identified smelters and refiners of 3TG that are first-tier suppliers to GE and used its best efforts to identify additional smelters and refiners by surveying Significant Suppliers, either directly or indirectly through an independent third-party supply chain expert, using the Responsible Minerals Initiative’s (“RMI”) CMRT. The survey tools are designed to collect, manage and archive supplier information relevant for 3TG due diligence including, among other things, the identity of smelters or refiners (“SORs”) of 3TG in each supplier’s supply chain, as well as information concerning their related compliance efforts. Each GE business reviewed Significant Supplier responses for completeness, accuracy and plausibility and followed up with Significant Suppliers whose survey responses are identified as having potentially incomplete or inaccurate information, in order to seek more complete information.

Conducting a reasonable country of origin inquiry (“RCOI”). In connection with our due diligence, we utilize and rely on information made available through the Responsible Minerals Assurance Process (“RMAP”) administered by RMI, concerning independent third-party audits of smelters and refiners to assess smelter and refiner due diligence and to identify countries of origin. Where the data showed that ores utilized by one or more of these smelters or refiners were potentially sourced from a Covered Country, GE concluded that there is reason to believe that 3TG from the Covered Countries may be present in the products for which such smelters or refiners were reported as potentially in the supply chain. Due to business confidentiality and other competitive concerns, as recognized by the OECD Guidance, the RMI does not publish detailed information on specific mines and location of origin of ores that supply the SORs subject to verification reviews. Consequently, no such information is provided in this Report. RMI’s efforts to determine such information is described on the RMI website (see “Where You Can Find Additional Information” below). In addition, certain Significant Suppliers provided CMRTs with mine or location of origin information, and that information was also included in our RCOI.

Records retention. We have a records retention policy providing for the maintenance on a computerized database of business records relating to 3TG due diligence, including records of due diligence processes, findings and resulting decisions, for at least five years.
D.Strengthen company engagement with suppliers
Regular communications. GE regularly communicates its expectations on responsible supply chains of 3TG by transmitting surveys and other communications from the sourcing organizations of the GE businesses to Significant Suppliers and other Relevant Suppliers. In addition, we encourage our suppliers to participate in training on GE’s 3TG due diligence program and other appropriate third-party training to enhance the accuracy and quality of the information that suppliers provide to us.

Contractual obligations. Each GE business has standard vendor terms and conditions that contractually obligate suppliers to (1) adopt policies and establish systems to procure 3TG from sources that have been verified as conflict free; and (2) provide supporting data on their 3TG supply chains to GE when requested, on a platform to be designated by GE. These obligations are reflected in our Integrity Guide for Suppliers, Contractors and Consultants (“Integrity Guide”), which can be found on our website (see “Where You Can Find Additional Information” below). Purchase order and contract terms and conditions in use by GE businesses require suppliers to conform their behavior to the Integrity Guide (including a requirement to report suspected or confirmed violations of the guide), and generally provide GE with audit rights and the right to terminate the contract in the event of material non-compliance.
E.Establish a company-level grievance mechanism
Integrity Guide. The Integrity Guide provides multiple methods for suppliers and supplier personnel to raise concerns about matters that are subject to the Integrity Guide, including GE’s expectations of suppliers regarding 3TG due diligence.

Open reporting system. Each GE business also has an open reporting system through which employees and third parties may report concerns about policy violations, including concerns related to our 3TG policies. Concerns can be reported anonymously or for attribution through several channels, including any compliance resource (e.g. GE legal counsel or auditor), by calling our Ombuds line at +1 (800) 443-3632 (for GE Aerospace) or +1 (833) 955-4949 (for GE Vernova), or by emailing our Ombudsperson at aerospace.integrity@ge.com (for GE Aerospace) or corporate.ombuds@ge.com (for GE Vernova). As an RMI member, we also recognize the RMI Grievance Mechanism as a mechanism for third parties to submit grievances concerning the 3TG supply chain.
No retaliation. Both the Integrity Guide and the open reporting system forbid retaliation against any person reporting an integrity concern.

Step 2: Identify and assess risks in the supply chain
A.Use best efforts to identify the smelters and refiners in the supply chain
During 2023, using the processes described above under “Establish a system of controls and transparency over the 3TG supply chain,” GE businesses identified 1,920 Significant Suppliers (up from 1,825 in 2022 and down from 2,446 in 2021 and 2,957 in 2020). The businesses followed up with the Significant Suppliers that did not respond to the request within the specified time frame. The information was requested from each Significant Supplier multiple times by email and phone, to the extent the supplier continued to be non-responsive. Our Significant Suppliers, mostly reporting at a company level, identified 354 SORs that were potentially in their supply chains (up from 344 in 2022).
B.Identify the scope of the risk assessment of the 3TG supply chain
Engaging with suppliers. GE’s 3TG supplier survey asked suppliers to identify smelters and refiners of 3TG in their supply chains. For Significant Suppliers that are identified as either not having a responsible 3TG sourcing policy or not implementing due diligence measures for conflict-free sourcing, we encouraged those suppliers to implement such measures. We sought to engage our Significant Suppliers to encourage the smelters and refiners in their supply chains to become validated as Conformant (as defined below) by the RMAP or a similar program. In addition, for our efforts in 2023, we conducted outreach, and through our independent third-party supply chain expert, we offered additional training to Significant Suppliers in the form of a webinar session, which had more than 300 attendees.

GE sought to continue to improve 3TG due diligence efforts to reduce 3TG supply chain risk by encouraging suppliers to source from Conformant smelters and refiners. As a result, we believe that 64% of the smelters and refiners identified by our Significant Suppliers have been verified as Conformant (up from 35% in 2013, when we started our 3TG due diligence program).

Engaging with smelters and refiners. For SORs who were identified as not Conformant and potentially in our supply chain, our independent third-party supply chain expert sent letters on our behalf, first in November 2023 and again in April 2024, encouraging such SORs to participate in the RMAP or an equivalent cross-recognized assessment protocol. See “Devise and adopt a risk management plan” below for additional information on our engagement efforts.
C.Assess whether the smelters/refiners have carried out all elements of due diligence for responsible supply chains of 3TG from conflict-affected and high-risk areas
We reviewed the smelter and refiner information provided by the Significant Suppliers against the Smelter Look-up tab list of the CMRT and to the extent that a SOR identified by a Significant Supplier is not on that list, we took additional steps to verify whether the listed entity is a SOR. Identified SORs were reviewed against the RMI’s list of Conformant and Active (as defined below) smelters and refiners. If a SOR identified by a Significant Supplier was not listed as Conformant or equivalent by another RMI cross-recognized, independent third-party audit program, we consulted information made publicly available or through industry associations, and/or we attempted to contact the SOR to attempt to determine whether that SOR had a responsible 3TG sourcing process.
D.Where necessary, carry out joint spot checks at the mineral smelter or refiner’s own facilities (including through participation in industry-driven programs)
First-tier suppliers. Each GE business was responsible for confirming that each of its first-tier suppliers that are smelters and refiners (if any):
•has a policy and procedures to eliminate sourcing of conflict-supporting 3TG;
•has been subject to an audit of the origin of their 3TG suppliers conducted in accordance with OECD Guidance or has made a firm commitment to undergo such an audit as soon as it can be scheduled; and
•passes the audit as being conflict-free or, having failed the audit, has established and put into place a plan to correct process deficiencies.

Lower-tier (upstream) suppliers. In accordance with OECD Guidance, including its audit recommendations for downstream companies, GE implemented upstream audits by participating in and cooperating with industry organizations. GE is a member of RMI and has, periodically, supported RMI through membership on various committees and working groups. As such, GE relied on RMI to conduct risk assessment at the upstream level. For each smelter identified in its supply chain at the first or lower tiers, each GE business assessed the information available from RMI and an independent third-party supply chain expert to determine whether there were any high-risk (as defined below) smelters or refiners and, if needed, developed a corrective action plan. We encouraged removing any high-risk smelters from our supply chain.
Step 3: Design and implement a strategy to respond to identified risks
A.Report findings to designated senior management
See “Structure internal management systems to support supply chain due diligence” above for a description of GE’s 3TG due diligence internal reporting processes.
B.Devise and adopt a risk management plan
Each GE business compiled a report of 3TG risks identified in its supply chain for review by the GE business executive-level program owner to determine appropriate steps to mitigate risks identified during the 3TG due diligence process. In 2023, these steps focused on encouraging Significant Suppliers who identified high-risk SORs to remove them from their supply chains. A high-risk SOR is one for which there are credible reports that such SOR sources materials in a manner that directly or indirectly finances armed conflict. In addition, Significant Suppliers who identified high-risk SORs were invited to attend training webinars conducted by our independent third-party supply chain expert.

To the extent that identified SORs were not Conformant, we sought to exercise leverage over these SORs to become Conformant through our participation in and support of the RMI. We also utilized information provided by the RMI to its members to monitor smelter and refiner improvement. Our independent third-party supply chain expert sent letters on our behalf to SORs identified as not Conformant and potentially in our supply chain in November 2023 and again in April 2024, encouraging such SORs to participate in the RMAP or an equivalent cross-recognized assessment protocol. In addition, in 2023, the Aerospace Industries Association (“AiA”), of which GE Aerospace is a member, issued an outreach letter reiterating the AiA’s support for the RMI and RMAP process, to assist with RMI’s outreach efforts to smelters and refiners.
Step 4: Carry out independent 3rd party audit of smelter/refiner’s due diligence practices
See “Where necessary, carry out joint spot checks at the mineral smelter or refiner’s own facilities (including through participation in industry-driven programs)” above for a discussion of how GE conducted risk assessment at the upstream level.
Step 5: Report annually on supply chain due diligence

We file this Report annually, and a copy of the GE Aerospace report is available at https://www.geaerospace.com/sustainability/reporting and a copy of the GE Vernova report is available at https://www.gevernova.com/sustainability/reports-policies.

RCOI and Due Diligence Results

GE manufactures a wide range of products that contain 3TG. For a description of the products manufactured by GE in 2023, see the products description for each of our businesses on pages 8-15 of our 2023 Annual Report on Form 10-K, which you can find at https://www.geaerospace.com/investor-relations/annual-report.

GE purchases materials from a wide network of suppliers so we necessarily rely on them to assist with our due diligence process. After performing an RCOI and due diligence for 2023, based on information RMI makes available to its members, we have reason to believe that some of the necessary

3TG in our products were sourced from Covered Countries. We have no knowledge that any of the necessary 3TG contained in our in-scope products directly or indirectly financed or benefitted armed groups in a Covered Country, but make no assertion that any of our products are “DRC conflict free.”
SORs Used to Process 3TG in GE Products

GE obtained information about the SORs used to process 3TG in our products through the due diligence measures described in this Report. Based on our due diligence for 2023, we believe that 64% of the smelters and refiners identified by our Significant Suppliers have been verified as Conformant (up from 35% in 2013, when we started our 3TG due diligence program).

Not all of the SORs identified by our Significant Suppliers as potentially being part of our 2023 supply chain necessarily processed 3TG contained in the in-scope products that we manufactured. The majority of Significant Suppliers provided “company level” responses, which included sourcing information for the 3TG contained in all of their products, not just those in the products that they sold to us. Some Significant Suppliers also may have reported to us SORs that were not in our supply chain due to over-inclusiveness in the information received from their suppliers or for other reasons. In addition, the SORs identified by Significant Suppliers may not be all of the SORs in our supply chain, because Significant Suppliers rarely receive responses from 100% of their supply chain and not all of the Significant Suppliers responded to our inquiries. For these reasons, we were unable to definitively identify the SORs used to process the 3TG in our in-scope products.
Countries of Origin of 3TG in GE Products

GE relies on information RMI makes available to its members to obtain information about the country of origin and mine or location of origin of 3TG based on the facilities identified by the Significant Suppliers. As described above, for 2023, we were unable to definitively identify the facilities used to process the 3TG in our in-scope products based on the responses from our Significant Suppliers. In addition, for 2023, we were not able to determine the country of origin for the 3TG processed by any of the SORs listed as “Active” or “On Smelter Look-up Tab List Only” of the CMRT. Accordingly, we are unable to definitively determine the country of origin for the 3TG in GE products.

Future Risk Mitigation Efforts

2024 actions to improve due diligence and supplier engagement. GE Aerospace and GE Vernova intend to take the following steps in 2024 to improve 3TG due diligence and thereby seek to mitigate the risk that 3TG contained in in-scope products may benefit armed groups:

•continue communication and training for suppliers and spread best practices learned during execution of the 3TG due diligence process in 2023 across the businesses to continue to work to improve the percentage of Significant Suppliers responding to supply chain surveys and the quality of their responses;
•continue to request that certain Significant Suppliers that provided company level information for 2023 provide product level information for 2024, through ongoing outreach with these Significant Suppliers;
•continue the identification of and communication with smelters and refiners in our supply chains, both directly and indirectly through Significant Suppliers and upstream distributors, in order to continue to increase the number of smelters and refiners that participate in the RMAP; and
•continue to participate in industry initiatives encouraging responsible supply chains.

Helpful Resources
Acronyms and Certain Terms Used in This Report

3TG	Tin, Tantalum, Tungsten or Gold
CMRT	Conflict Minerals Reporting Template
DRC	Democratic Republic of the Congo
OECD	Organization for Economic Cooperation and Development
RMAP	Responsible Minerals Assurance Process
RMI	Responsible Minerals Initiative
SORs	Smelters or Refiners

“Active” means that the smelter or refiner has committed to undergo an RMAP assessment, completed the relevant documents, and scheduled the on-site assessment. These may be in the pre-assessment, assessment, or corrective-action phases of the assessment.

“Conformant” means that a smelter or refiner has successfully completed an assessment against the applicable RMAP standard or an equivalent cross-recognized assessment protocol. Included smelters and refiners were not necessarily Conformant for all or part of 2023 and may not continue to be Conformant for any future period.

A smelter or refiner is listed as “On Smelter Look-up Tab List Only” if it was not Conformant or Active but appears on the Smelter Look-up tab of the CMRT.

Forward-Looking Statements
This Report contains “forward-looking statements” - that is, statements related to future events that by their nature address matters that are, to different degrees, uncertain. For details on the uncertainties that may cause our actual future results to be materially different than those expressed in our forward-looking statements, see https://www.geaerospace.com/investor-relations/important-forward-looking-statement-information (for GE Aerospace) and https://www.gevernova.com/investors/fls (for GE Vernova) as well as our annual reports on Form 10-K and quarterly reports on Form 10-Q. We do not undertake to update our forward-looking statements.
Where You Can Find Additional Information*
Responsible Mineral Sourcing Principles
https://www.geaerospace.com/sustainability/reporting
https://www.gevernova.com/sustainability/reports-policies

Statement on Ethical Supply Chain
https://www.geaerospace.com/sustainability/reporting
https://www.gevernova.com/sustainability/reports-policies

Integrity Guide for Suppliers, Contractors and Consultants
https://supplier.geaerospace.com/ge-integrity-guides/
https://www.gevernova.com/sustainability/reports-policies

Code of Conduct: The Spirit & The Letter
https://www.geaerospace.com/sites/default/files/ge-aerospace-code-of-conduct.pdf
https://www.gevernova.com/sites/default/files/2024-03/ge_vernova_the_spirit_the_letter.pdf

Responsible Minerals Initiative
http://www.responsiblemineralsinitiative.org

OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas
www.oecd.org/daf/inv/mne/OECD-Due-Diligence-Guidance-Minerals-Edition3.pdf

2023 Annual Report on Form 10-K
https://www.geaerospace.com/investor-relations/annual-report

*These web links are provided for convenience only, and the content on the referenced websites does not constitute a part of, and is not incorporated by reference into, this Report.

GE and the GE logo are trademarks and service marks of General Electric Company. Other marks used throughout are trademarks and service marks of their respective owners.